July 7, 2004



Nelson J. Marchioli
President and Chief Executive Officer
Denny's Corporation
203 East Main Street
Spartanburg, South Carolina  29319

Dear Nelson:

Congratulations on your successful closing today of Denny's $92 million private placement of common stock. We at Mellon HBV believe this significant equity infusion is an important landmark in your initiative to put into place an appropriate capital structure for Denny's future growth. Our $30 million participation in the transaction reflects our continuing confidence in the strength of Denny's franchise, as well as the high regard that we have developed for your management team and business plan.

Today's equity infusion will enable Denny's to substantially reduce its debt, strengthening its balance sheet and cutting interest expense. Moreover, we believe that this deleveraging, together with Denny's improved operating results, should enable Denny's to restructure its remaining debt on more favorable terms, lengthening maturities and further reducing interest expense. Our estimates indicate that, under current market conditions, today's transaction and the other improvements that we anticipate in Denny's capital structure could reduce annual cash interest cost by $16 million to $20 million or more.

We believe that Denny's has many opportunities to earn high rates of return by reinvesting these savings in its business, improving current stores, building new stores and increasing advertising spend. All of these measures should spur additional future growth opportunities as a result of Denny's stronger capital structure.

Finally, we must commend Denny's board of directors and management for their energy and focus throughout the process that led to today's announcement. We believe that the broad participation by sophisticated institutional investors who were already shareholders of the company represents a vote of confidence in Denny's leadership and its commitment to maximizing shareholder value.

                                 Sincerely,


                                 /s/ WILLIAM F. HARLEY III
                                 William F. Harley III
                                 President and Chief Executive Officer